

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 23, 2010

Mr. Dirk L. Benschop
Chief Executive Officer
Teleconnect, Inc.
Oude Vest 4
4811 HT, Breda
The Netherlands

> **RE:** **Teleconnect, Inc.**
> **Form 10-K for the year ended September 30, 2009**
> **Filed January 13, 2010**
> **File No. 0-30611**

Dear Mr. Benschop:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director